                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Derma Sciences, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    249827106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Steven N. Machtinger
                          General Counsel and Secretary
                              Hambrecht & Quist LLC
                    One Bush Street, San Francisco, CA 94104
                                 (415) 439-3000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249827106
Page 2 of 9 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HAMBRECHT & QUIST GROUP
-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /    /
                                                             (b)  /X /
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)      /   /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                  -0-
-------------------------------------------------------------------------------
         8.        SHARED VOTING POWER

                  993,788  (see Item 5)
-------------------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER

                  -0-
-------------------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER

                  993,788
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         993,788
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  /    /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

CUSIP No. 249827106
Page 3 of 9 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HAMBRECHT & QUIST CALIFORNIA
-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  /   /
                                                               (b)  / X /
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        /    /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                  -0-
-------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  993,788  (see Item 5)
-------------------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER

                  -0-
-------------------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER

                  993,788
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         993,788
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  /    /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

CUSIP No. 249827106
Page 4 of 9 Pages

ITEM 1.  SECURITY AND ISSUER.

     This statement covers a total of 993,788 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Company" or "Derma Sciences"). The Reporting Persons as of the date hereof hold an aggregate of (i) 122,500 shares of Series A Convertible Preferred Stock, $.01 par value per share of the Company (the "Series A Preferred Shares"), which as of the date hereof are convertible into 122,500 shares of Common Stock, (ii) warrants for the purchase of 122,500 shares of Common Stock at an exercise price of $4.50 per share ("Class A Warrants"),
(iii) 101,667 shares of Series B Convertible Preferred Stock, $.01 par value per share of the Company (the "Series B Preferred Shares"), which as of the date hereof are convertible into 101,667 shares of Common Stock, (iv) warrants for the purchase of 101,667 shares of Common Stock at an exercise price of $6.75 per share ("Class B Warrants") and (v) Convertible Bonds due August 15, 2000 (the "Convertible Bonds") which are presently convertible into (x) 272,727 shares of Series C Convertible Preferred Stock, $0.01 par value per share (the "Series C Preferred Shares"), which as of the date hereof would be presently convertible into an aggregate of 272,727 shares of Common Stock and (y) 272,727 warrants which as of the date hereof would be presently exercisable for an aggregate of 272,727 shares of Common Stock at an exercise price of $1.10 per share ("Class C Warrants"). The Series A, B and C Preferred Shares, the Class A, B and C Warrants and Convertible Bonds are referred to herein, collectively, as the "Securities."

     The Company's principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, NJ 08540.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) & (c) The following information is given with respect to the persons filing this statement:

     HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                                                          Principal Occupation
          Name                     Position                      Address                       (Business)
------------------------- ---------------------------- ---------------------------- ---------------------------------
Daniel H. Case III        Director, Chairman and CEO   One Bush Street              Same as Position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------

David A. Coulter          Director                     c/o Hambrecht & Quist
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
Howard B. Hillman         Director                     c/o Hambrecht & Quist        President of Auto-trol
                                                       One Bush Street              Technology Corp.
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
William E. Mayer          Director                     c/o Hambrecht & Quist        Founder, Development Capital LLC
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
William J. Perry          Director                     c/o Hambrecht & Quist        Professor, Stanford University
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
William R. Timken         Director                     c/o Hambrecht & Quist        Retired
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
David M. McAuliffe        Chief Operating Officer      One Bush Street              Same as position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
Patrick J. Allen          Chief Financial Officer      One Bush Street              Same as position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
Steven N. Machtinger      Secretary                    One Bush Street              Same as position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------

CUSIP No. 249827106
Page 5 of 9 Pages

     HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q
Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q California directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q California are the following:

                                                                                          Principal Occupation
          Name                     Position                      Address                       (Business)
------------------------- ---------------------------- ---------------------------- ---------------------------------
Daniel H. Case III        Director, Chairman and CEO   One Bush Street              Same as Position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
David A. Coulter          Director                     c/o Hambrecht & Quist
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
Howard B. Hillman         Director                     c/o Hambrecht & Quist        President of Auto-trol
                                                       One Bush Street              Technology Corp.
                                                       San Francisco, CA  94104

------------------------- ---------------------------- ---------------------------- ---------------------------------
William E. Mayer          Director                     c/o Hambrecht & Quist        Founder, Development Capital LLC
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
William J. Perry          Director                     c/o Hambrecht & Quist        Professor, Stanford University
                                                       One Bush Street
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
William R. Timken         Director                     c/o Hambrecht & Quist        Retired
                                                       One Bush Street
                                                       San Francisco, CA  94104

------------------------- ---------------------------- ---------------------------- ---------------------------------
Patrick J. Allen          Chief Financial Officer      One Bush Street              Same as position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------
Steven N. Machtinger      Secretary                    One Bush Street              Same as position
                                                       San Francisco, CA  94104
------------------------- ---------------------------- ---------------------------- ---------------------------------

     (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All individuals referred to above are United States citizens except as indicated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds for the acquisition of the Securities were allocated from the working capital of H&Q California.

     The Series A Preferred Shares and the Class A Warrants were acquired by
H&Q California through the conversion, effected on or about February 9, 1998, of certain Convertible Debentures due 1998 of the Company ("Debentures"). H&Q California acquired Debentures in an aggregate principal amount of $490,000 for $490,000 in cash.

     The Series B Preferred Shares and the Class B Warrants were acquired by H&Q California through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Company ("Debentures"). H&Q California acquired Debentures in an aggregate principal amount of $610,000 for $610,000 in cash.

CUSIP No. 249827106
Page 6 of 9 Pages

     The Convertible Bonds were acquired by H&Q California in the aggregate principal amount of $300,000 for $300,000 in cash.

ITEM 4.  PURPOSE OF TRANSACTION.

     The owners listed in Item 5 purchased the Securities of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of Common Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

     The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(d) any material change in the present capitalization or dividend policy of the Company;

(e)  any other material change in the Company's business or corporate structure;

(f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(i)  any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     H&Q California as of the date hereof holds (i) 122,500 Series A Preferred Shares, (ii) 122,500 Class A Warrants, (iii) 101,667 Series B Preferred Shares,
(iv) 101,667 Class B Warrants and (v) Convertible Bonds which are presently convertible into 272,727 Series C Preferred Shares and 272,727 Class C Warrants. Based on the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, there were 1,325,938 shares of Common Stock outstanding as of June 30, 1999 (as adjusted after giving effect to the Company's 1-for-5 reverse stock split effective August 2, 1999). Based on this information, H&Q California beneficially owns approximately 42.8% of the Company's Common Stock.

     The Securities beneficially owned by H&Q Group is a result of its interest in H&Q California. H&Q Group is the sole parent of H&Q California.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

CUSIP No. 249827106
Page 7 of 9 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A. Joint Filing Undertaking as required by Rule 13d-1(f).


                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  August 27, 1999


                                   HAMBRECHT & QUIST GROUP

                                   By:  /s/ Steven N. Machtinger
                                   -------------------------------
                                   General Counsel and Secretary


                                   HAMBRECHT & QUIST CALIFORNIA

                                   By:  /s/ Steven N. Machtinger
                                   -------------------------------
                                   General Counsel and Secretary

CUSIP No. 249827106
Page 8 of 9 Pages

                                  EXHIBIT INDEX


Exhibit A                     Joint Filing Undertaking                  Page 9

CUSIP No. 249827106
Page 9 of 9 Pages


                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:   August 27, 1999


                                   HAMBRECHT & QUIST GROUP

                                   By:  /s/ Steven N. Machtinger
                                   -------------------------------
                                   General Counsel and Secretary


                                   HAMBRECHT & QUIST CALIFORNIA

                                   By:  /s/ Steven N. Machtinger
                                   -------------------------------
                                   General Counsel and Secretary